EMX ROYALTY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

March 31, 2020

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of EMX Royalty Corporation for the three months ended March 31, 2020 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company's external auditors.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	March 31, 2020	December 31, 2019

Current
Cash and cash equivalents	$66,367	$68,994
Restricted cash (Note 3)	5,068	1,760
Investments (Note 4)	4,208	5,494
Loans receivable (Note 6)	863	1,372
Trade and settlement receivables, and other assets (Note 5)	1,670	981
Prepaid expenses	459	309
Total current assets	78,635	78,910

Non-current
Restricted cash (Note 3)	204	187
Property and equipment (Note 7)	634	644
Strategic investments (Note 4)	9,636	4,613
Exploration and evaluation assets (Note 9)	1,313	1,546
Royalty interest (Note 10)	16,149	13,488
Reclamation bonds (Note 11)	786	732
Deferred income tax asset	1,971	2,107
Total non-current assets	30,693	23,317

TOTAL ASSETS	$109,328	$102,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,392	$1,328
Advances from joint venture partners (Note 12)	5,815	2,404

TOTAL LIABILITIES	7,207	3,732

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	129,427	128,776
Reserves	25,918	25,063
Deficit	(53,224)	(55,344)
TOTAL SHAREHOLDERS' EQUITY	102,121	98,495

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$109,328	$102,227

Nature of operations and going concern (Note 1)

Event subsequent to the reporting date (Note 18)

Approved on behalf of the Board of Directors on May 12, 2020

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three month period	Three month period
	ended March 31,	ended March 31,
	2020	2019
REVENUE AND OTHER INCOME (Note 8)	$751	$1,415

COSTS AND EXPENSES
General and administrative (Note 8)	1,203	1,050
Project and royalty generation costs, net (Note 9)	1,600	1,086
Depletion, depreciation, and direct royalty taxes	398	333
Share-based payments (Note 13)	78	-
	3,279	2,469

Loss from operations	(2,528)	(1,054)

Change in fair value of fair value through profit or loss assets	(818)	(14)
Gain on sale of marketable securities	47	-
Foreign exchange gain (loss)	5,419	(1,800)

Income (loss) before income taxes	2,120	(2,868)
Deferred income tax recovery	-	81

Income (loss) for the period	$2,120	$(2,787)

Basic earnings (loss) per share	$0.03	$(0.03)
Diluted earnings (loss) per share	$0.02	$(0.03)

Weighted average no. of shares outstanding - basic (Note 14)	82,789,474	80,762,511
Weighted average no. of shares outstanding - diluted (Note 14)	94,060,613	80,762,511

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three month period	Three month period
	ended March 31,	ended March 31,
	2020	2019
Income (loss) for the period	$2,120	$(2,787)

Other comprehensive income (loss)
Change in fair value of strategic investments	-	16
Currency translation adjustment	965	(252)

Comprehensive income (loss) for the period	$3,085	$(3,023)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019

Cash flows from operating activities
Income (loss) for the period	$2,120	$(2,787)
Items not affecting operating activities:
Interest income received	(255)	(424)
Unrealized foreign exchange effect on cash and cash equivalents	(5,867)	1,548
Items not affecting cash:
Change in fair value of fair value throught profit or loss assets	818	14
Share - based payments	78	-
Deferred income tax recovery	-	(81)
Depreciation	10	3
Depletion	378	317
Interest income, finance charges, net of settlement gains (losses)	(27)	(42)
Realized (gain) loss on sale of investments	(47)	-
(Gain) loss on sale of exploration and evaluation assets	88	(289)
Option payments - shares received	(175)	(150)
Unrealized foreign exchange (gain) loss	8	(5)

	(2,871)	(1,897)
Changes in non-cash working capital items (Note 18)	(689)	(4,925)
Total cash used in operating activities	(3,560)	(6,822)

Cash flows from investing activities
Option payments received	-	133
Interest received on cash and cash equivalents	255	412
Proceeds from sale of exploration licenses	145	-
Purchase fair value through profit and loss investments, net	690	(1,189)
Purchase fair value through other comprehensive income	(5,023)	-
Acquisition of royalty interests	(1,810)	-
Purchase and sale of property and equipment, net	-	(25)
Reclamation bonds	(54)	10
Total cash provided by (used in) investing activities	(5,797)	(659)

Cash flows from financing activities
Proceeds from loan repayments	536	-
Proceeds from exercise of options	327	604
Total cash provided by (used in) financing activities	863	604

Effect of exchange rate changes on cash and cash equivalents	5,867	(1,548)

Change in cash and cash equivalents	(2,627)	(8,425)
Cash and cash equivalents, beginning	68,994	86,175

Cash and cash equivalents, ending	$66,367	$77,750

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common		Share-based	Accumulated other
	shares	Capital stock	payments	comprehensive gain	Deficit	Total

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for exercise of stock options	290,800	327	-	-	-	327
Shares issued for royalty acquisition	52,000	136	-	-	-	136
Share-based payments	-	-	78	-	-	78
Reclass of reserves for exercise of options	-	188	(188)	-	-	-
Foreign currency translation adjustment	-	-	-	965	-	965
Income for the period	-	-	-	-	2,120	2,120

Balance as at March 31, 2020	82,897,560	$129,427	$15,833	$10,085	$(53,224)	$102,121

			Reserves
				Accumulated other
	Number of common		Share-based	comprehensive gain
	shares	Capital stock	payments	(loss)	Deficit	Total

Balance as at December 31, 2018	80,525,055	$125,231	$15,145	$9,653	$(41,524)	$108,505
Shares issued for exercise of stock options	515,600	604	-	-	-	604
Reclass of reserves for exercise of options	-	289	(289)	-	-	-
Foreign currency translation adjustment	-	-	-	(252)	-	(252)
Change in fair value of financial instruments	-	-	-	16	-	16
Loss for the period	-	-	-	-	(2,787)	(2,787)

Balance as at March 31, 2019	81,040,655	$126,124	$14,856	$9,417	$(44,311)	$106,086

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.  The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") and the NYSE American under the symbol of "EMX". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries.  Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), the holder of a royalty income stream whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance and Measurement

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2019.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 are consistent with those applied in the Company's December 31, 2019 audited consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

3. RESTRICTED CASH

At March 31, 2020, the Company classified $5,272 (December 31, 2019 - $1,947) as restricted cash.  This amount is comprised of $204 (December 31, 2019 - $187) held as collateral for its corporate credit cards, and $5,068 (December 31, 2019 - $1,760) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

4. INVESTMENTS

At March 31, 2020 and December 31, 2019, the Company had the following investments:

		Accumulated
		unrealized (loss)
March 31, 2020	Cost	gain	Fair value

Fair value through profit or loss
Marketable securities	$3,358	$(1,310)	$2,048
Warrants	314	240	554
Private company investments	2,050	(444)	1,606
Total fair value through profit or loss	5,722	(1,514)	4,208

Fair value through other comprehensive income
Marketable securities	910	(877)	33
Private company investments	9,603	-	9,603
Total fair value through other comprehensive income	10,513	(877)	9,636

Total investments	$16,235	$(2,391)	$13,844

		Accumulated
		unrealized (loss)
December 31, 2019	Cost	gain	Fair value

Fair value through profit or loss
Marketable securities	$3,915	$(767)	$3,148
Warrants	314	515	829
Private company investments	1,961	(444)	1,517
Total fair value through profit or loss	6,190	(696)	5,494

Fair value through other comprehensive income
Marketable securities	910	(877)	33
Private company investments	4,580	-	4,580
Total fair value through other comprehensive income	5,490	(877)	4,613

Total investments	$11,680	$(1,573)	$10,107

During the three months ended March 31, 2020, the Company closed a $5,024 (US$3,790) strategic investment in Ensero Holdings, Inc., a privately-held Delaware corporation. Ensero Holdings, Inc. operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero") formerly known as Alexco Environmental Group ("AEG"), which was previously the wholly-owned environmental services subsidiary of Alexco Resource Corp. ("Alexco"). The Company will receive US$3,620 in Ensero Preferred Shares (the "Preferred Shares"), representing 65% of Ensero's preferred shares, with a 6% annual dividend, paid in quarterly increments over a six-year term. Starting in year six, the Preferred Shares will be redeemed in eight equal, quarterly payments totaling twice the principal amount (US$7,240). The Company will receive US$171 in Common shares representing a 7.5% equity holding of Ensero.  Anti-dilution provisions will apply for the first two years of the agreement.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

5. RECEIVABLES

The Company's receivables are related to royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at March 31, 2020  and December 31, 2019, the current receivables were as follows:

Category	March 31, 2020	December 31, 2019

Royalty income receivable	$87	$15
Refundable taxes	131	174
Recoverable exploration expenditures and advances	1,103	460
Other	349	332
Total	$1,670	$981

The carrying amounts of the Company's current receivables are denominated in the following currencies:

Currency	March 31, 2020	December 31, 2019

Canadian Dollars	$171	$158
US Dollars	594	453
Swedish Krona	905	370
Total	$1,670	$981

6. LOANS RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20. During the three months ended March 31, 2020, RVL repaid the loan, accumulated interest, and bonus amount for total proceeds of $536.

On November 25, 2019 the Company entered into a loan agreement with Boreal Metals Corp. ("BMC") whereby the Company loaned $800 to BMC for one year. BMC will pay an annual effective interest rate of  8.08% with a loan fee equal to 5% of the loan amount ($40) and is payable on maturity. The Company has the option to elect to receive the loan fee in shares of BMC at not less than the market price of BMC common shares in accordance with TSX-V Policy. BMC is granting security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of BMC; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default. As at March 31, 2020, the balance of the loan including interest was $863.

	March 31, 2020	December 31, 2019

Revelo Resources Corp.	$-	$526
Boreal Metals Corp.	863	846
Total	$863	$1,372

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

7. PROPERTY AND EQUIPMENT

During the period ended March 31, 2020 depreciation of $6 (2019 - $3) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2019	$110	$162	$2	$723	$419	$1,416
Additions	-	-	-	-	-	-
Disposals and derecognition	-	(5)	-	-	-	(5)
As at March 31, 2020	110	157	2	723	419	1,411

Accumulated depreciation
As at December 31, 2019	$110	$80	$2	$580	$-	$772
Additions	-	5	-	5	-	10
Disposals and derecognition	-	(5)	-	-	-	(5)
As at March 31, 2020	$110	$80	$2	$585	$-	$777

Net book value
As at December 31, 2019	$-	$82	$-	$143	$419	$644
As at March 31, 2020	$-	$77	$-	$138	$419	$634

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the three months ended March 31, 2020 and 2019, the Company had the following sources of revenues, and general and administrative expenses:

Revenue and other income for the three months ended	March 31, 2020	March 31, 2019

Royalty revenue	$343	$356
Interest income	255	467
Option and other property income	153	592
	$751	$1,415

General and administrative expenses for the three months ended	March 31, 2020	March 31, 2019

Salaries, consultants, and benefits	$473	$373
Professional fees	232	71
Investor relations and shareholder information	160	228
Transfer agent and filing fees	56	106
Administrative and office	267	228
Travel	15	45
	$1,203	$1,050

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2020 and December 31, 2019, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2020	December 31, 2019
Sweden	Various	$17	$17
	Viad royalties	421	421
Turkey	Alankoy	-	154
	Trab	-	79
United States	Superior West, Arizona	603	603
of America	Yerington, Nevada	206	206
	Mainspring, Arizona	66	66
Total		$1,313	$1,546

During the three months ended March 31, 2020, the Company had the following changes related to exploration and evaluation assets.

Sweden and Norway

Espedalen, Hosanger, and Sigdal Projects

In February 2020, the Company entered into an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) ("Pursuit"). Pursuant to the agreement, Pursuit has the option to acquire up to 100% interest in the projects by making a cash payment of US$25 (received) and issuing to the Company 20,000,000 shares (received) of PUR upon execution of the agreement, and spending a minimum of US$250 on the projects within 12 months from the effective date. Upon exercise of the option, Pursuit will issue up to 20,000,000 additional shares, capped at 9.9% of the issued and outstanding shares of PUR with EMX retaining a 3% NSR royalty, 1% of which may be purchased by Pursuit under certain conditions. AAR payments will commence on the second anniversary of the agreement, beginning at US$25 per project and increasing at US$5 per year. Upon the second anniversary of the Agreement, Pursuit will issue to EMX another tranche of shares equal in cash value to the 20,000,000 PUR shares issued to exercise the option. If the option is exercised, Pursuit will commit to another US$500 in exploration expenditures by the second anniversary, and drill at least 1,000 meters per project per year until the completion of a pre-feasibility study. Milestone payments of US$500 will be made to EMX upon each of the following milestones: a) completion of a preliminary economic assessment, and then b) delivery of a "positive feasibility study". The initial 20,000,000 shares received were valued at $175, or $0.01 per share and included in revenue and other income for the three months ended March 31, 2020.

Tomtebo and Trollberget Projects

During the three months ended March 31, 2020 the Company executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District"). The agreement provides EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other considerations to EMX's benefit. Further, District will issue additional shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000,000 in equity.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

9. EXPLORATION AND EVALUATION ASSETS (Continued)

North America

Antelope Project

In March 2020, the Company entered into an option agreement for the Antelope project in Nevada to Hochschild Mining (US) Inc. ("Hochschild"). Pursuant to the agreement, Hochschild has the option to acquire up to a 100% interest in the project by making a cash payment of US$100 (received subsequent to March 31, 2020), of which US$80 was for the reimbursement of 2019 holding costs and a US$20 execution payment, making staged option payments, reimburseing holding costs, and spending US$1,500 in exploration expenditures over a 5 year option period from the effective date. Upon exercise of the option, EMX will retain a 4% NSR royalty, 2% of which may be purchased by Hochschild under certain conditions. AAR payments of US$50 will commence on the first anniversary of the exercise of the option, increasing to US$100 upon the completion of a preliminary economic assessment. Certain milestone payments totalling US$2,500 will also be due to the Company upon completion of certain requirements.

Turkey

Alanköy and Trab-23 Projects

In February 2020, the Company executed purchase and sale agreements for the sale of EMX subsidiaries that own the Alanköy and Trab-23 exploration projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company. Upon closing, EMX received the cash equivalent of 40 ounces of gold for the Alanköy project (US$63 received) and the cash equivalent of 30 ounces of gold for the Trab-23 project (US$47 received). EMX will receive an uncapped 2.5% NSR royalty on each project. For the Alanköy project, EMX will receive annual AAR payments of 35 ounces of gold for the first three years of the agreement,  45 ounces of gold in years 4 through 6 of the agreement, and 70 ounces of gold from and after the 7th anniversary. For the Trab-23 project, EMX will receive AAR payments of 35 ounces of gold through the 4th anniversary of the agreement, and 45 ounces of gold from and after the 5th anniversary. For each project, EMX will receive a milestone payment of 500 ounces of gold upon receipt of key mine development permits. The gold bullion payments may be made in troy ounces of gold bullion or their cash equivalents. Additionally, each agreement also contains certain work commitments that include drilling milestones and other project advancement requirements.

Balya Project

During the three months ended March 31, 2020, the Company completed the transfer of the  Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company. The Company retains a 4% NSR royalty on the property that is uncapped and cannot be repurchased.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Project and Royalty Generation Costs

During the three months ended March 31, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Administration costs	$22	$75	$2	$3	$14	$116
Drilling, technical, and support costs	1	228	45	12	-	286
Personnel	328	631	24	10	3	996
Professional costs	85	58	38	20	12	213
Property costs	418	1	0	0	2	421
Travel	36	45	3	1	-	85
Total Expenditures	890	1,038	112	46	31	2,117

Recoveries from partners	(107)	(409)	-	-	(1)	(517)
Net Expenditures	$783	$629	$112	$46	$30	$1,600

During the three months ended March 31, 2019, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	Total
Administration costs	$10	$59	$26	$8	$-	$103
Field and technical costs	18	423	17	60	-	518
Personnel	146	232	33	82	-	493
Professional costs	61	68	19	14	-	162
Property costs	237	215	41	20	-	513
Travel	23	52	4	6	-	85
Total Expenditures	495	1,049	140	190	-	1,874

Recoveries from partners	(138)	(650)	-	-	-	(788)
Net Expenditures	$357	$399	$140	$190	$-	$1,086

10. ROYALTY INTERESTS

Changes in royalty interest for the three months ended March 31, 2020:

Balance as at December 31, 2019	$13,488
Additions	1,946
Depletion	(378)
Cumulative translation adjustments	1,093
Balance as at March 31, 2020	$16,149

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

10. ROYALTY INTERESTS (Continued)

During the three months ended March 31, 2020 the Company entered into acquisition agreements for certain royalty interests Chile and the Kaukua deposit in northern Finland.

Revelo Portfolio Interests

In March 2020, the Company closed the acquisition of certain NSR royalty interests covering 18 properties from Revelo for $1,685 (US$1,162). The royalties cover substantial land positions containing porphyry copper, epithermal precious metals, and IOCG (iron-oxide copper-gold) targets located within key Chilean metallogenic belts.

Kaukua Royalty Interests

In March 2020, the Company completed the acquisition of a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares valued at $136, being the market price of shares the time of issuance. The Company NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Corvus Royalty Interests

During the year ended December 31, 2019, pursuant to an acquisition agreement with Corvus Gold Inc. ("Corvus") (TSX: KOR, OTCQX: CORVF), EMX acquired a portfolio of NSR royalty interests ranging from 1 -3% in Alaska's Goodpaster Mining District.

Millrock Royalty Interests

During the year ended December 31, 2019, pursuant to a private placement financing and acquisition agreement, the Company acquired certain royalty interests from Millrock Resources Inc ("Millrock") (TSX Venture: MRO, OTCQX: MLRKF) in Alaska's Goodpaster Mining District.

Carlin Trend Royalties

The Company holds royalty interests in the Carlin Trend in Nevada which includes the following properties:

Leeville Mine:  Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty ("GSRR").

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline:  Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the three months ended March 31, 2020, $343 (2019 - $356) in royalty income was included in revenue and other income.  Applied only against the Carlin Trend Royalty Claim Block royalty income was depletion of $378 (2019 - $317) and a 5% direct gold tax of $15 (2018 - $16).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

10. ROYALTY INTERESTS (Continued)

Impairment of Non-Current Assets

The Company's policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the three months ended March 31, 2020 and 2019, these assumptions remained reasonable and no revisions were considered necessary.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

	March 31, 2020	December 31, 2019
U.S.A - various properties	$742	$680
Sweden - various properties	43	42
Turkey - various properties	1	10
Total	$786	$732

As at March 31, 2020, the Company has no material reclamation obligations.

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

March 31, 2020

	December 31, 2019	December 31, 2019
U.S.A.	$5,785	$2,305
Sweden	30	99
Total	$5,815	$2,404

13. CAPITAL STOCK

Authorized

As at March 31, 2020, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the three months ended March 31, 2020 and 2019, the Company:

  Issued 290,800 shares (2019 - 516,000) for gross proceeds of $327 (2019 - $604) pursuant to the exercise of stock options.
  Issue 52,000 shares (2019 - $Nil) value at $136 pursuant to the Kaukua Royalty acquisition (Note 10).

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

13. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2020, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2019	6,714,700	$1.30
Granted	60,000	2.22
Exercised	(290,800)	1.13
Forfeited	(10,000)	1.70
Balance as at March 31, 2020	6,473,900	1.31
Number of options exercisable as at March 31, 2020	6,465,150	$1.31

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2020:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

June 8, 2015	821,900	821,900	0.66	June 8, 2020
October 18, 2016	1,060,000	1,060,000	1.30	October 18, 2021
August 28, 2017	1,315,000	1,315,000	1.20	August 28, 2022
July 10, 2018	1,502,000	1,502,000	1.30	July 10, 2023
November 28, 2018	15,000	15,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019*	1,520,000	1,511,250	1.70	June 6, 2024
September 30, 2019	100,000	100,000	1.77	September 30, 2024
November 18, 2019	60,000	60,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025

Total	6,473,900	6,465,150

The weighted average remaining useful life of exercisable stock options is 2.69 years (2019 - 2.69 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

13. CAPITAL STOCK (Continued)

During the three months ended March 31, 2020, there were no changes in RSU's outstanding from December 31, 2019.

The following table summarizes information about the RSU's which were outstanding as at March 31, 2020:

Evaluation Date	December 31, 2019	Granted	Vested	Expired/Cancelled	March 31, 2020
December 31, 2019 *	312,500	-	-	-	312,500
December 31, 2020	312,500	-	-	-	312,500
December 31, 2021	312,500	-	-	-	312,500
November 18, 2022	21,000	-	-	-	21,000
Total	958,500	-	-	-	958,500

* The number of RSU's that will be redeemed is based on the achievement of performance criteria as evaluated by the Compensation Committee. Subsequent to March 31, 2020, it was acertained that 156,250 RSU's with an evaluation date of December 31, 2019 had vested based on pre set performance criteria previously established on the grant date. The balance of 156,250 expired unvested.

Share-based Payments

During the three months ended March 31, 2020, the Company recorded aggregate share-based payments of $78 (2018 - $Nil) as they relate to the fair value of stock options granted and vested during the period. Share-based payments for the three months ended March 31, 2020 were allocated to general and administrative expenses.

The weighted average fair value of the stock options granted during the three months ended March 31, 2020 was $1.23 per stock option (2019 - $Nil). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows: Risk free interest rate - 1.53%; expected life - 5 years; and expected volatility - 65.90%.

Warrants

There were no warrants outstanding as March 31, 2020 and December 31, 2019.

14. NET INCOME (LOSS) PER SHARE

Net income (loss) per share, calculated on a basic and diluted basis, is as follows:

Three months ended	March 31, 2020	March 31, 2019

Net income (loss)	$2,120	$(2,787)
Weighted average number of common shares outstanding - basic	82,789,474	80,762,511
Dilutive effect of stock options and warrants outstanding	11,271,139	-
Weighted average number of common shares outstanding - diluted	94,060,613	80,762,511

Basic earnings (loss) per share	$0.03	$(0.03)
Diluted earnings (loss) per share	$0.02	$(0.03)

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2020	Salary or Fees	Payments	Total
Management	$134	$-	$134
Outside directors *	38	-	38
Seabord Services Corp.**	89	-	89
Total	$261	$-	$261

	Salary or Fees &	Share-based
For the three months ended March 31, 2019	Bonus	Payments	Total
Management	$175	$-	$175
Outside directors *	38	-	38
Seabord Services Corp.	111	-	111
Total	$324	$-	$324

* Directors fees include US$5,000 per month paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent directors.

** Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to the Company. The Chief Financial Officer is an employee of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities at March 31, 2020 is $8 (December 31, 2019 - $36) owed to key management personnel and other related parties.

By way of a common director, included in Loans receivable (Note 7) for the year ended December 31, 2019 are certain balances owing from a related party.

16. SEGMENTED INFORMATION

The Company operates within the resource industry.  At March 31, 2020 and December 31, 2019, the Company had equipment, exploration and evaluation assets, and royalty interests located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2020	December 31, 2019
Sweden	$438	$438
Turkey	-	233
U.S.A	875	875
Total	$1,313	$1,546

PROPERTY AND EQUIPMENT	March 31, 2020	December 31, 2019
Sweden	$50	$54
U.S.A	584	590
Total	$634	$644

ROYALTY INTERESTS	March 31, 2020	December 31, 2019
U.S.A	$14,004	$13,288
Chile	1,685	-
Sweden	260	-
Serbia	200	200
Total	$16,149	$13,488

The Company's deferred income tax assets, royalty income, and depletion are located in the U.S.A. for the three month periods ended March 31, 2020 and 2019.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2020, the Company had working capital of $71,428 (December 31, 2019 - $75,178).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

As at March 31, 2020, there were no changes in the levels in comparison to December 31, 2019. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$2,048	$1,347	$259	$3,654
Warrants	-	554	-	554
Strategic Investments	33	9,603	-	9,636
Total	$2,081	$11,504	$259	$13,844

The carrying value of receivables, accounts payable and accrued liabilities, advances from joint venture partners, and loans receivable approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

Included in Strategic Investments is $9,603 related to the Company's 19.9% interest in Rawhide Acquistion Holding, LLC ("Rawhide") and the Company's 7.5% equity interest in Ensero (Note 4). The Company's investment in Rawhide and Ensero does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on concurrent third party investments at the time of acquisition.

The Company's holds an investment in IG Copper LLC ("IGC"), a private entity which does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on IGC's unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The process of estimating the fair value of IGC is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of the investment.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments.  Based on the March 31, 2020 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,400.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at March 31, 2020 is as follows:

Accounts	US dollars
Cash and cash equivalents	$44,807
Restricted cash	3,700
Trade receivables	419
Accounts payable and accrued liabilities	(291)
Advances from joint venture partners	(4,084)
Net exposure	$44,551
Canadian dollar equivalent	$62,893

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.  Based on the above net exposure as at March 31, 2020, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $6,289 in the Company's pre-tax profit or loss.million in the Company's pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2020	December 31, 2019
Cash	$66,367	$68,994
Short-term deposits	204	187
Total	$66,571	$69,181

The short-term deposits are used as collateral for the Company's credit cards.

Changes in non-cash working capital:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Accounts receivable	$(689)	$317
Prepaid expenses	(150)	(94)
Accounts payable and accrued liabilities	64	(5,113)
Advances from joint venture partners	86	(35)

	$(689)	$(4,925)

The significant non-cash investing and financing transactions during the three months ended March 31, 2020 and 2019 included:

a. Recorded the issuane of $136 (2019 - $Nil) through share capital for the issuance of 52,500 common shares for the acquisiton of a royalty interest (Note 10);

b. Recorded a loss through accumulated other comprehensive income of $Nil (2019 - $16) related to the fair value adjustments on FVTPL investments;

c. Reclass of $188 (2019 - $289) from reserves to share capital for options exercised;

d. Adjusted non-current assets and liabilities for $965 (2019 - $252) related to cumulative translation adjustments ("CTA"), of which $1,093 (2019 - Loss of $292) relates to CTA gain on royalty interest, $136 (2019 - $46) relates to a CTA loss on deferred tax assets, and $8 (2019 - Loss of $6) relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

EMX ROYALTY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited – Expressed in Thousands of Canadian Dollars, Except where indicated)
For the Three Months Ended  March 31, 2020

19. EVENT SUBSEQUENT TO THE REPORTING DATE

Subsequent to the three months ended March 31, 2020, the Company optioned three Idaho gold projects to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") under three separate option agreements. The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, annual advanced royalty payments, and milestone payments.